UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April  16, 2010

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on April 16, 2010.

Luxottica to begin financial reporting in accordance with IAS/IFRS

Milan, Italy, April 16, 2010 — The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a global leader in the design, manufacture and distribution of fashion, luxury and sports eyewear, announced today that starting with the first quarter of fiscal year 2010 and for all future reporting periods it will  report its financial results in accordance with the International Accounting and Reporting Standards (“IAS/IFRS”) in all financial communications including reports to the Securities and Exchange Commission of the United States (“SEC”). Up to and including the 2009 fiscal year, Luxottica had been reporting its financial results under Generally Accepted Accounting Principles of the United States (“U.S. GAAP”), which it used since its initial listing on the New York Stock Exchange.

The requirements of IAS/IFRS and U.S. GAAP have converged in recent years, which has facilitated Luxottica’s transition to a single set of accounting standards for all of its external reporting. In addition, since 2007, the SEC has allowed foreign issuers to file their financial statements prepared in accordance with IFRS without requiring any reconciliation to U.S. GAAP.

Since 2005, the Group has also been preparing consolidated financial statements in Italy in accordance with IAS/IFRS as required by Italian laws, and has provided the financial community with a reconciliation of its U.S. GAAP and IAS/IFRS results on a quarterly basis.

Based on our recent results, the principal differences between U.S. GAAP and IFRS as they relate to Luxottica are immaterial from a financial perspective and include:

•                  Share-based payment (IFRS 2 vs ASC 718)  and related tax effects (IAS 12 vs ASC 740):

•                  The method for the recognition of share-based payments charges upon a change in the vesting period (service period in which the employees provide their services in exchange for share-based payments), which is prospective under U.S. GAAP and retrospective under IAS/IFRS.

•                  The method to calculate the tax effects associated with stock option expensing: under U.S. GAAP, the tax effect is calculated based on the fair value of the options as of the grant date and under IAS/IFRS, the calculation is based on the intrinsic value of the stock options (difference between exercise price and share price as of the balance sheet date).

•                  Inventories (IAS 2 vs ASC 330): certain types of costs can be capitalized under IAS/IFRS but not under U.S. GAAP.

•                  Business combinations (IFRS 3 vs ASC 805): differences in 2009 (year in which the Group utilized the old IFRS 3 version) included:

•                  certain ancillary acquisition costs which could be capitalized under old IFRS 3, applied to the Group until December 31, 2009, but not under ASC 805. With the revised IFRS 3, which took effect on January 1, 2010, the capitalization of such costs is no longer permitted;

•                  the recognition of business combinations in which non-controlling shareholders are granted a put option to sell their interest to the Group. Under IAS/IFRS, companies acquired and accounted for under this formula are fully consolidated without a separate line item for non-controlling interests. Under U.S. GAAP, such subsidiaries are consolidated in proportion to the Group’s ownership, with a separate line item indicating the equity and profit pertaining to non-controlling interests.

•                  Employee Benefits (IAS 19 vs ASC 715): Under U.S. GAAP, the time horizon to calculate expected returns on plan assets may be based on the fair value of the assets over a period as long as 5 years. Under IAS/IFRS, this calculation is performed on the fair value of the assets as of the balance sheet date.

•                  Long-Term debt (IAS 39 vs ASC 310): U.S. GAAP permits the capitalization of borrowing costs and their amortization over the life of the loan. Under IAS/IFRS, such costs are recognized on the basis of their amortized costs, calculated on the basis of the effective interest rate.

The financial statements for the quarter ended March 31, 2010, which will be reviewed and approved by the Board of Directors on April 29, 2010, will be reported in accordance with IAS/IFRS. For a comparison with the results published in 2009 (in accordance to U.S. GAAP), the financial statements of the Group, which were already published in 2009 on a quarterly basis, and its divisions are shown below as prepared in accordance with IAS/IFRS. Such figures will be used as a comparative base for the 2010 financial statements. In 2010 the company will not report an IAS/IFRS to U.S. GAAP reconciliation

Contacts

Ivan Dompé
Group Corporate Communications Director
Tel.: +39 (02) 8633 4726
Email: ivan.dompe@luxottica.com

Luca Biondolillo
SVP of International Corporate Communications
Tel.: +1 (516) 918 3100
Email: LBiondolillo@us.luxottica.com

Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4038 Email: InvestorRelations@Luxottica.com

www.luxottica.com

About Luxottica Group S.p.A.

Luxottica Group is a leader in premium fashion, luxury and sports eyewear, with over 6,200 optical and sun retail stores in North America, Asia-Pacific, China, South Africa and Europe and a strong and well-balanced brand portfolio. Luxottica’s key house brands include Ray-Ban, the best known sun eyewear brand in the world, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while license brands include Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Salvatore Ferragamo, Tiffany and Versace. In addition to a global wholesale network covering 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Australasia, LensCrafters in Greater China and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based manufacturing plants, two wholly-owned plants in China and a sports sunglass production facility in the U.S. In 2009, Luxottica Group posted consolidated net sales of Euro 5.1 billion. Additional information about the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, our ability to manage the effect of the uncertain current global economic conditions on our business, our ability to successfully acquire new businesses and integrate their operations, our ability to predict future economic conditions and changes in consumer preferences, our ability to successfully introduce and market new products, our ability to maintain an efficient distribution network, our ability to achieve and manage growth, our ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, our ability to protect our proprietary rights, our ability to maintain our relationships with host stores, any failure of our information technology, inventory and other asset risk, credit risk on our accounts, insurance risks, changes in tax laws, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

- TABLES TO FOLLOW -

LUXOTTICA GROUP

- SEGMENTAL INFORMATION -

FOR THE THREE-MONTH PERIOD ENDED

MARCH 31, 2009

In accordance with US - GAAP

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated

2009

Net Sales	501,569	810,765		1,312,334

Operating Income	105,280	83,581	(32,194)	156,667
% of sales	21.0%	10.3%		11.9%

Net Income				80,394
% of sales				6.1%

In accordance with IAS / IFRS

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated

2009

Net Sales	501,569	810,765		1,312,334

Operating Income	105,023	82,386	(33,236)	154,173
% of sales	20.9%	10.2%		11.7%

Net Income				78,750
% of sales				6.0%

LUXOTTICA GROUP

- SEGMENTAL INFORMATION -

FOR THE SIX-MONTH PERIOD ENDED

JUNE 30, 2009

In accordance with US - GAAP

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated

2009

Net Sales	1,076,977	1,636,984		2,713,960

Operating Income	235,090	199,509	(71,946)	362,652
% of sales	21.8%	12.2%		13.4%

Net Income				196,077
% of sales				7.2%

In accordance with IAS / IFRS

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated

2009

Net Sales	1,076,977	1,636,984		2,713,960

Operating Income	234,367	196,802	(73,682)	357,487
% of sales	21.8%	12.0%		13.2%

Net Income				194,085
% of sales				7.2%

- SEGMENTAL INFORMATION -

FOR THE THREE-MONTH PERIOD ENDED

JUNE 30, 2009

In accordance with US - GAAP

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated

2009

Net Sales	575,408	826,219		1,401,626

Operating Income	129,809	115,928	(39,752)	205,986
% of sales	22.6%	14.0%		14.7%

Net Income				115,683
% of sales				8.3%

In accordance with IAS / IFRS

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated

2009

Net Sales	575,408	826,219		1,401,626

Operating Income	129,344	114,416	(40,446)	203,314
% of sales	22.5%	13.8%		14.5%

Net Income				115,336
% of sales				8.2%

LUXOTTICA GROUP

- SEGMENTAL INFORMATION -

FOR THE NINE-MONTH PERIOD ENDED

SEPTEMBER 30, 2009

In accordance with US - GAAP

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated

2009

Net Sales	1,506,468	2,430,764		3,937,233

Operating Income	297,127	313,460	(104,270)	506,317
% of sales	19.7%	12.9%		12.9%

Net Income				279,180
% of sales				7.1%

In accordance with IAS / IFRS

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated

2009

Net Sales	1,506,468	2,430,764		3,937,233

Operating Income	296,069	310,707	(109,726)	497,050
% of sales	19.7%	12.8%		12.6%

Net Income				269,869
% of sales				6.9%

- SEGMENTAL INFORMATION -

FOR THE THREE-MONTH PERIOD ENDED

SEPTEMBER 30, 2009

In accordance with US - GAAP

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated

2009

Net Sales	429,492	793,780		1,223,272

Operating Income	62,038	113,951	(32,324)	143,664
% of sales	14.4%	14.4%		11.7%

Net Income				83,103
% of sales				6.8%

In accordance with IAS / IFRS

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated

2009

Net Sales	429,492	793,780		1,223,272

Operating Income	61,702	113,905	(36,044)	139,563
% of sales	14.4%	14.3%		11.4%

Net Income				75,784
% of sales				6.2%

LUXOTTICA GROUP

- SEGMENTAL INFORMATION -

FOR THE TWELVE-MONTH PERIOD ENDED

DECEMBER 31, 2009

In accordance with US - GAAP

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated

2009

Net Sales	1,955,340	3,138,978		5,094,318

Operating Income	355,507	367,457	(139,763)	583,202
% of sales	18.2%	11.7%		11.4%

Net Income				314,762
% of sales				6.2%

In accordance with IAS / IFRS

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated

2009

Net Sales	1,955,340	3,138,978		5,094,318

Operating Income	356,032	360,769	(145,717)	571,085
% of sales	18.2%	11.5%		11.2%

Net Income				299,122
% of sales				5.9%

- SEGMENTAL INFORMATION -

FOR THE THREE-MONTH PERIOD ENDED

DECEMBER 31, 2009

In accordance with US - GAAP

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated

2009

Net Sales	448,871	708,214		1,157,085

Operating Income	58,380	53,998	(35,492)	76,885
% of sales	13.0%	7.6%		6.6%

Net Income				35,581
% of sales				3.1%

In accordance with IAS / IFRS

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated

2009

Net Sales	448,871	708,214		1,157,085

Operating Income	59,963	50,062	(35,991)	74,035
% of sales	13.3%	7.1%		6.4%

Net Income				29,253
% of sales				2.5%

LUXOTTICA GROUP

RECONCILIATION OF THE CONSOLIDATED INCOME STATEMENT

PREPARED IN ACCORDANCE WITH US GAAP AND IAS / IFRS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

Released last May 7, 2009

CONSOLIDATED INCOME STATEMENT

FOR THE THREE MONTH-PERIOD ENDED MARCH 31, 2009

						IAS 39
				IFRS 3	IAS 19	Derivatives /
	US GAAP	IFRS 2	IAS 2	Business	Employee	Amortized		Total	IAS / IFRS
In thousands of Euro	2009	Stock option	Inventories	combination	benefit	cost	Other	adj. IAS-IFRS	2009

NET SALES	1,312,334								1,312,334
COST OF SALES	(452,049)		1,061					1,061	(450,988)
GROSS PROFIT	860,285		1,061					1,061	861,346
OPERATING EXPENSES:
SELLING EXPENSES	(448,692)		(1,432)				26	(1,407)	(450,098)
ROYALTIES	(25,812)								(25,812)
ADVERTISING EXPENSES	(79,049)						(228)	(228)	(79,277)
GENERAL AND ADMINISTRATIVE EXPENSES	(129,049)	(1,558)		(768)	405			(1,920)	(130,969)
TRADEMARK AMORTIZATION	(21,017)								(21,017)
TOTAL	(703,618)	(1,558)	(1,432)	(768)	405		(203)	(3,555)	(707,174)
OPERATING INCOME	156,667	(1,558)	(371)	(768)	405		(203)	(2,494)	154,173
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(28,672)			(715)		(30)	(403)	(1,148)	(29,820)
INTEREST INCOME	2,004								2,004
OTHER - NET	(1,759)					154		154	(1,605)
OTHER INCOME (EXPENSES)-NET	(28,427)			(715)		124	(403)	(994)	(29,421)
INCOME BEFORE PROVISION FOR INCOME TAXES	128,239	(1,558)	(371)	(1,483)	405	124	(606)	(3,488)	124,751
PROVISION FOR INCOME TAXES	(43,536)		144	261	(173)	176	(288)	121	(43,415)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	84,703	(1,558)	(227)	(1,222)	232	301	(893)	(3,367)	81,336
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(4,309)			1,722				1,722	(2,587)
NET INCOME	80,394	(1,558)	(227)	500	232	301	(893)	(1,645)	78,750
BASIC EARNINGS PER SHARE (ADS) (1)	0.18								0.17
FULLY DILUTED EARNINGS PER SHARE (ADS) (1)	0.18								0.17

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	457,031,838								457,031,838
FULLY DILUTED AVERAGE NUMBER OF SHARES	457,079,017								457,079,017

Notes :

(1)  Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

RECONCILIATION OF THE CONSOLIDATED INCOME STATEMENT

PREPARED IN ACCORDANCE WITH US GAAP AND IAS / IFRS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2009

Released last July 28, 2009

CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTH-PERIOD ENDED JUNE 30, 2009

In thousands of Euro	US GAAP 2009	IFRS 2 Stock option	IAS 2 Inventories	IFRS 3 Business combination	IAS 19 Employee benefit	IAS 39 Derivatives / Amortized cost	Other	Total adj. IAS-IFRS	IAS / IFRS 2009

NET SALES	2,713,960								2,713,960
COST OF SALES	(933,628)		2,057				(124)	1,933	(931,696)
GROSS PROFIT	1,780,332		2,057				(124)	1,933	1,782,264
OPERATING EXPENSES:
SELLING EXPENSES	(869,516)		(2,526)				(209)	(2,735)	(872,252)
ROYALTIES	(54,166)								(54,166)
ADVERTISING EXPENSES	(171,969)						(195)	(195)	(172,164)
GENERAL AND ADMINISTRATIVE EXPENSES	(280,833)	(4,130)		(751)	713			(4,168)	(285,000)
TRADEMARK AMORTIZATION	(41,195)								(41,195)
TOTAL	(1,417,680)	(4,130)	(2,526)	(751)	713		(404)	(7,098)	(1,424,777)
OPERATING INCOME	362,652	(4,130)	(470)	(751)	713		(528)	(5,165)	357,487
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(48,333)			(1,438)		862	(736)	(1,311)	(49,644)
INTEREST INCOME	3,368								3,368
OTHER - NET	(4,004)					12		12	(3,992)
OTHER INCOME (EXPENSES)-NET	(48,970)			(1,438)		875	(736)	(1,299)	(50,269)
INCOME BEFORE PROVISION FOR INCOME TAXES	313,683	(4,130)	(470)	(2,189)	713	875	(1,264)	(6,464)	307,218
PROVISION FOR INCOME TAXES	(108,660)	64	195	255	(323)	(955)	257	(506)	(109,166)
NET INCOME	205,023	(4,066)	(274)	(1,934)	391	(80)	(1,007)	(6,971)	198,052
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	(8,946)			4,978				4,978	(3,967)
NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP SHAREHOLDERS	196,077	(4,066)	(274)	3,044	391	(80)	(1,007)	(1,992)	194,085
BASIC EARNINGS PER SHARE (ADS) (1)	0.43								0.42
FULLY DILUTED EARNINGS PER SHARE (ADS) (1)	0.43								0.42

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	457,054,182								457,054,182
FULLY DILUTED AVERAGE NUMBER OF SHARES	457,325,467								457,283,843

Notes :

(1)  Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

RECONCILIATION OF THE CONSOLIDATED INCOME STATEMENT

PREPARED IN ACCORDANCE WITH US GAAP AND IAS / IFRS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2009

Released last October 29, 2009

CONSOLIDATED INCOME STATEMENT

FOR THE NINE MONTH-PERIOD ENDED SEPTEMBER 30, 2009

In thousands of Euro	US GAAP 2009	IFRS 2 Stock option	IAS 2 Inventories	IFRS 3 Business combination	IAS 19 Employee benefit	IAS 39 Derivatives / Amortized cost	Other	Total adj. IAS-IFRS	IAS / IFRS 2009

NET SALES	3,937,233								3,937,233
COST OF SALES	(1,355,551)		3,071					3,071	(1,352,481)
GROSS PROFIT	2,581,681		3,071					3,071	2,584,752
OPERATING EXPENSES:
SELLING EXPENSES	(1,280,655)		(3,315)				(320)	(3,635)	(1,284,290)
ROYALTIES	(74,509)								(74,509)
ADVERTISING EXPENSES	(245,802)						392	392	(245,410)
GENERAL AND ADMINISTRATIVE EXPENSES	(413,133)	(6,195)		(732)	(2,168)			(9,094)	(422,227)
TRADEMARK AMORTIZATION	(61,266)								(61,266)
TOTAL	(2,075,365)	(6,195)	(3,315)	(732)	(2,168)		72	(12,338)	(2,087,702)
OPERATING INCOME	506,317	(6,195)	(244)	(732)	(2,168)		72	(9,267)	497,050
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(69,265)			(2,163)		(6,826)	(1,052)	(10,041)	(79,307)
INTEREST INCOME	4,322								4,322
OTHER - NET	(1,891)	133				(148)		(14)	(1,905)
OTHER INCOME (EXPENSES)-NET	(66,834)	133		(2,163)		(6,974)	(1,052)	(10,056)	(76,890)
INCOME BEFORE PROVISION FOR INCOME TAXES	439,482	(6,061)	(244)	(2,895)	(2,168)	(6,974)	(980)	(19,322)	420,160
PROVISION FOR INCOME TAXES	(149,325)	1,653	96	249	810	2,078	(869)	4,017	(145,308)
NET INCOME	290,157	(4,408)	(148)	(2,646)	(1,357)	(4,896)	(1,848)	(15,305)	274,852
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	(10,977)			5,994				5,994	(4,983)
NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP SHAREHOLDERS	279,180	(4,408)	(148)	3,347	(1,357)	(4,896)	(1,848)	(9,311)	269,869
BASIC EARNINGS PER SHARE (ADS) (1)	0.61								0.59
FULLY DILUTED EARNINGS PER SHARE (ADS) (1)	0.61								0.59

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	457,108,193								457,108,193
FULLY DILUTED AVERAGE NUMBER OF SHARES	457,651,491								457,661,787

Notes :

(1)  Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

RECONCILIATION OF THE CONSOLIDATED INCOME STATEMENT

PREPARED IN ACCORDANCE WITH US GAAP AND IAS / IFRS FOR THE YEAR ENDED DECEMBER 31, 2009

Released last March 1, 2010

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2009

						IAS 39
				IFRS 3	IAS 19	Derivatives /
	US GAAP	IFRS 2	IAS 2	Business	Employee	Amortized		Total	IAS / IFRS
In thousands of Euro	2009	Stock option	Inventories	combination	benefit	cost	Other	adj. IAS-IFRS	2009

NET SALES	5,094,318								5,094,318
COST OF SALES	(1,768,436)		5,846					5,846	(1,762,591)
GROSS PROFIT	3,325,882		5,846					5,846	3,331,727
OPERATING EXPENSES:
SELLING EXPENSES	(1,693,593)		(4,019)				(2,793)	(6,812)	(1,700,405)
ROYALTIES	(100,623)								(100,623)
ADVERTISING EXPENSES	(312,144)						206	206	(311,938)
GENERAL AND ADMINISTRATIVE EXPENSES	(555,664)	(8,645)		(77)	(2,633)			(11,355)	(567,019)
TRADEMARK AMORTIZATION	(80,657)								(80,657)
TOTAL	(2,742,680)	(8,645)	(4,019)	(77)	(2,633)		(2,587)	(17,961)	(2,760,642)
OPERATING INCOME	583,202	(8,645)	1,827	(77)	(2,633)		(2,587)	(12,115)	571,085
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(91,571)			(2,673)		(13,120)	(1,768)	(17,561)	(109,132)
INTEREST INCOME	6,887								6,887
OTHER - NET	(4,235)					180		180	(4,056)
OTHER INCOME (EXPENSES)-NET	(88,919)			(2,673)		(12,940)	(1,768)	(17,382)	(106,301)
INCOME BEFORE PROVISION FOR INCOME TAXES	494,283	(8,645)	1,827	(2,751)	(2,633)	(12,940)	(4,355)	(29,497)	464,784
PROVISION FOR INCOME TAXES	(167,417)	1,713	(696)	244	932	4,672	664	7,528	(159,888)
NET INCOME	326,866	(6,933)	1,131	(2,507)	(1,701)	(8,268)	(3,691)	(21,969)	304,896
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	(12,105)			6,330				6,330	(5,774)
NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP SHAREHOLDERS	314,762	(6,933)	1,131	3,824	(1,701)	(8,268)	(3,691)	(15,638)	299,122
BASIC EARNINGS PER SHARE (ADS) (1)	0.69								0.65
FULLY DILUTED EARNINGS PER SHARE (ADS) (1)	0.69								0.65

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	457,270,491								457,270,491
FULLY DILUTED AVERAGE NUMBER OF SHARES	457,942,618								457,937,802

Notes :

(1)  Except earnings per share (ADS), which are expressed in Euro

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: April 16, 2010	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER